Fifth Joinder Agreement

Dated as of September 8, 2022

The undersigned hereby agrees to join as a party to that certain Agreement of Joint Filing, dated as of July 2, 2007, as amended, among Sun Pharmaceutical Industries Ltd., Alkaloida Chemical Company Zrt. (f/k/a Alkaloida Chemical Company Exclusive Group Ltd.), Sun Pharmaceutical Industries, Inc. (f/k/a Caraco Pharmaceutical Laboratories, Ltd.), The Taro Development Corporation, and Sun Pharmaceutical Holdings USA, Inc.

IN WITNESS WHEREOF, the undersigned has executed this agreement as of the date first written above.

SUN PHARMA HOLDINGS

By:       /s/ Rajesh K. Shah

Name:  Rajesh K. Shah

Title:    Director